United States securities and exchange commission logo





                               February 16, 2021

       Gregory M. Gentile
       Chief Financial Officer
       Silver Spike Acquisition Corp.
       660 Madison Ave., Suite 1600
       New York, New York 10065

                                                        Re: Silver Spike
Acquisition Corp.
                                                            Registration
Statement on Form S-4
                                                            Filed January 19,
2021
                                                            File No. 333-252186

       Dear Mr. Gentile:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-4 filed January 19, 2021

       Cover Page

   1. Please revise your cover page to discuss the practical effects and implications of the Up-C structure. For example,
disclose your voting and economic ownership interests in WMH, describe your role as
managing member of WMH and note that this will give you control over the affairs and
decision-making of WMH. Finally, explain that you will consolidate the financial results
of WMH.
   2. Please revise the cover page to disclose the dual class structure that will exist following the completion of the
business combination. Ensure you include a discussion of the economic and voting
rights of both your Class A and Class V common stock.
 Gregory M. Gentile
FirstName
Silver SpikeLastNameGregory
             Acquisition Corp.M. Gentile
Comapany16,
February    NameSilver
              2021      Spike Acquisition Corp.
February
Page 2 16, 2021 Page 2
FirstName LastName
Summary Term Sheet, page 7

3. Here and elsewhere you state that WMH operates "the leading listings marketplace and most comprehensive SaaS subscription offering sold to retailers and brands in the U.S.
         state-legal and Canadian cannabis markets." Please revise to provide support for your statements that WMH operates "the leading listings marketplace" and offers the "the most comprehensive SaaS subscription offering."
4. Disclosure on page 9 of the "ownership of Silver Spike" appears to include a number of assumptions, including that WMH equity holders will exchange their units for shares of the registrant's Class A common stock. In order to simplify this disclosure, please revise this presentation to disclose the percentage of the registrant's total voting power that these categories of persons will have after the business combination. Additionally, disclose the economic interests of each of these categories of persons following the business combination.
Questions and Answers about the Transaction Proposals...
What vote is required to approve the Transaction Proposals... ?, page 20

5. In light of the vote requirement, please revise here or elsewhere to discuss how the voting requirement and the voting and support agreements make it more likely the business combination will be approved. For example, discuss the percentage of shares not subject to the voting and support agreement that would be required to approve the business combination proposal if only a quorum of Silver Spike shareholders are present.
Amended Operating Agreement
Rights of the Units, page 35

6. You disclose that after the business combination WMH will have post-merger Class A units, Class P Units and LTIP Units. Please provide an explanation of the rights of these different types of WMH units and discuss which WMH equity holders will hold Class A units and which will hold Class P units.
After completion of the business combination, the post-merger WMH equity holders..., page 83

7. Please revise this risk factor to highlight the fact that your two founders will control between approximately 44% and 53% of your voting power following the completion of the business combination. Please also revise your summary to disclose this.
Risk Factors
New WMH's proposed organizational documents will designate the Court of Chancery..., page
98

8. This risk factor appears to indicate that the provision designating the Delaware Chancery
         Court as the exclusive forum for certain claims will apply to Securities Act claims.
         Section 12.3 of the Form of Certificate of Incorporation of New WMH, included as Annex
 Gregory M. Gentile
Silver Spike Acquisition Corp.
February 16, 2021
Page 3
         B, appears to designate the federal district courts of the United States as the exclusive forum for Securities Act claims. Please revise to reconcile this apparent discrepancy or advise.
Certain Projected Financial Information, page 130

9. You disclose WMH's projected revenue, gross margin and adjusted EBITDA, and note that these projections are based on a variety of regulatory and operational assumptions.
         Tell us whether any other information was provided to Silver Spike to support the projections. If so, disclose the material estimates and hypothetical assumptions upon which they are based.
U.S. Federal Income Tax Considerations, page 142

10. You disclose that this section provides the opinion of Davis Polk & Wardwell LLP of the material U.S. federal income tax consequences. Please file the tax opinion as an exhibit.
Unaudited Pro Forma Condensed Combined Financial Information, page 180

11. Please tell us whether you will be subject to U.S. federal income tax subsequent to the domestication. If so, please revise your pro forma information to reflect the change in tax status. Refer to SAB Topic 1B2.
Business of WMH, page 197

12. You disclose that you neither sell nor fulfill purchases of cannabis products and do not process payments for cannabis transactions. We also note that it appears that your platform allows consumers to reserve products for pick-up or order delivery of products from your clients. Please revise to clarify the role of your platform when consumers reserve products and order delivery of products from your clients. For example, clarify whether a consumer purchases your clients' products through your platform and, if so, who processes the payments. Additionally, further clarify whether your revenue depends on the number of reservations or deliveries facilitated by your platform. Finally, to the extent that the company processes any payments for transactions, including transaction fees, explain why the collection of such fees would be permissible under U.S. federal regulations which do not permit the processing of payments for federally prohibited activities.
Our Competitive Strengths, page 203

13. We note the disclosure of EBITDA on page 204 without disclosure of GAAP net income
FirstName LastNameGregory M. Gentile
       with greater prominence. Please revise accordingly. Refer to Item 10(e)(1)(i)(A) of
Comapany    NameSilver
       Regulation       Spike
                   S-K and    Acquisition
                           Question 102.10Corp.
                                           of the Non-GAAP Compliance and
Disclosure
       Interpretations.
February  16, 2021 Page 3
FirstName LastName
 Gregory M. Gentile
FirstName
Silver SpikeLastNameGregory
             Acquisition Corp.M. Gentile
Comapany16,
February    NameSilver
              2021      Spike Acquisition Corp.
February
Page 4 16, 2021 Page 4
FirstName LastName
Management   s Discussion and Analysis of Financial Condition and Results of
Operations of
WMH
Key Operating and Financial Metrics, page 217

14. Please tell us what information you are intending to convey when disclosing "monthly revenue per paying client" where the revenue used to calculate the metric is not representative of GAAP revenue. In this regard, the calculation of this measure includes non-GAAP revenue that is determined based on a tailored accounting principle. We refer you to Question 100.04 of the Non-GAAP Compliance and Disclosure Interpretations.
         Please advise.
15. It appears that the "total revenue" used to calculate "monthly revenue per paying client"
         may include revenue from customers that are no longer paying clients at period end and are, therefore, not included in the "paying clients" number used in the denominator.
         Please tell us how this metric is representative of revenue per paying customer if "total revenue" includes amounts earned by customers that have cancelled service as of period end.
16. We note your monthly average users (MAUs) increased significantly between 2018, 2019 and third-quarter 2020. Please revise to include a discussion of the fluctuations in this metric from period to period. In this regard, we note you disclose on page 67 that, beginning in 2020, you experienced an increase in MAUs due to the impact from the pandemic.
17. We note you disclose average net dollar retention on page 219. To the extent material to an understanding of any trends, please disclose the monthly net dollar retention rate for each period presented. Also, tell us what consideration was given to including net dollar retention in the metrics section on page 217.
Results of Operations
Comparison of Nine Months Ended September 30, 2019 and 2020, page 222

18. We note your disclosure on page 67 that you experienced a significant increase in demand in 2020 from both retailers and consumers as a result of the pandemic, which resulted in an increase in revenue. Please revise here to include a discussion, including quantification if possible, of the impact the pandemic had on your revenue from period to period.
Contractual Obligations, page 230

19. Please revise to disclose that the payments you would be required to make under the Tax
         Receivable Agreement may be significant, and are not reflected in the table.
Beneficial Ownership of Securities, page 243

20. Please revise your disclosure to further clarify that identified beneficial owners of post-
         merger WMH Class A units will also own an equal number of shares of your Class V
 Gregory M. Gentile
Silver Spike Acquisition Corp.
February 16, 2021
Page 5
         common stock following the business combination. Additionally, we note that you disclose the total voting power of the beneficial owners identified on the table. Please revise to separately disclose the percentage of each class of voting securities that each beneficially owns.
Notes to Consolidated Financial Statements of WM Holding Company, LLC and Subsidiaries
Note 2. Summary of significant accounting policies
Revenue Recognition, page FS-9

21. Please revise to include all the information required by ASC 606-10-50 within your footnotes. In particular, ensure you identify the performance obligations within each contract, how the transaction price is determined including any consideration of sales incentives or discounts, and how the transaction price is allocated to each performance obligation, including how the stand-alone selling price is determined. Ensure your disclosures address your significant revenue streams including your accounting for featured listings.
22. Revise to separately disclose the revenues from customers attributed to the U.S. and attributed to all foreign countries in total from which you derive revenues. If revenues from customers attributed to Canada are material, those revenues shall be disclosed separately. Refer to ASC 280-10-50-41.
23. Tell us what consideration was given to providing a breakdown of revenue from subscriptions versus featured listings or other revenue sources. Refer to ASC 606-10-50-
         5.
Income Taxes, page FS-9

24. Revise to disclose the components of income before provision for income taxes as either domestic or foreign. In this regard, we note that you recorded a significant income tax provision related to taxable income from operations in Canada. Refer to Rule 4-08(h) of
         Regulation S-X.
Note 8. Members    equity, page FS-14

25. We note your Class A-3 and Class B Unit profits interests have performance conditions that were not probable of being satisfied as of period end. Please revise to disclose how the completion of this merger transaction may affect the vesting of these awards and the recognition of the related stock-based compensation. In this regard, we note pro forma
FirstName LastNameGregory M. Gentile
       adjustment (dd) on page 190 to record $11.0 million of unrecognized compensation upon
Comapany    NameSilver
       closing          Spike Acquisition
               of the business combinationCorp.
                                            is the same amount as the
unrecognized compensation
       expense
February        disclosed
          16, 2021  Page 5on page FS-24.
FirstName LastName
 Gregory M. Gentile
FirstName
Silver SpikeLastNameGregory
             Acquisition Corp.M. Gentile
Comapany16,
February    NameSilver
              2021      Spike Acquisition Corp.
February
Page 6 16, 2021 Page 6
FirstName LastName
Note 10. Subsequent events, page FS-16

26. Revise to disclose the date through which subsequent events have been evaluated. Refer to
         ASC 855-10-50-1. Similar concerns apply to your disclosure on page
FS-26
General

27. Please revise to add diagrams depicting the pre-combination organizational structure of both Silver Spike and WMH and the post-combination organizational structure of the combined company. Ensure that these diagrams clearly identify the economic and voting power percentages of the different security holder groups, such as the Sponsor, the WMH equity holders and the Silver Spike public stockholders.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Brittany Ebbertt, Senior Staff Accountant, at (202) 551-3572 or
Christine Dietz, Senior Staff Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff
Attorney, at (202) 551-3574 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Technology
cc:      Derek J. Dostal, Esq.